Supplement dated May 24, 2023 to the Pricing Supplements for the Notes set forth in Tables 1 and 2 below (To the applicable Prospectus and Prospectus Supplement set forth below)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-265158

Barclays Bank PLC

Global Medium-Term Notes, Series A

This document supplements the applicable Pricing Supplement for each issuance of notes (the “Notes”) of Barclays Bank PLC set forth in Tables 1 and 2 below (each, a “Series”). Terms used but not defined herein have the meanings given to them in the applicable Pricing Supplement.

In March 2021, the UK’s Financial Conduct Authority and ICE Benchmark Administration announced that (a) 3-month U.S. dollar LIBOR will continue to be provided on a representative basis until June 30, 2023 and (b) following June 30, 2023, 3-month U.S. dollar LIBOR will no longer be published or will be published on a non-representative basis.

Pursuant to the Adjustable Interest Rate (LIBOR) Act of 2021 (the “LIBOR Act”) and the final rules promulgated by the U.S. Board of Governors of the Federal Reserve System thereunder, 3-month CME Term SOFR (the “Term SOFR Reference Rate”) will be the replacement rate for 3-month USD LIBOR for purposes of interest calculations with respect to each Series listed in Table 1 below after June 30, 2023, subject to a tenor spread adjustment of 26.161 bps (0.26161%).

Table 1
Name of Series	CUSIP	Pricing Supplement
Capped Fixed To Floating Rate Notes due January 27, 2027	06741VHH8	Pricing Supplement dated January 24, 2017: http://www.sec.gov/Archives/edgar/data/312070/000110465917004238/a17-1262_72424b2.htm
Fixed To Floored Floating Rate Notes due March 30, 2027	06741VNZ1	Pricing Supplement dated March 27, 2017: http://www.sec.gov/Archives/edgar/data/312070/000110465917019935/a17-9104_22424b2.htm

With respect to the Series listed in Table 2 below, which require Barclays Bank PLC as the calculation agent and the “Determining Person” (as defined under the LIBOR Act) to select a successor reference rate, 3-month CME Term SOFR plus a spread of 26.161 bps (0.26161%) has been selected by Barclays Bank PLC as the applicable reference rate.

Table 2
Name of Series	CUSIP	Pricing Supplement
Floored Floating Rate Notes Linked to 3-Month USD LIBOR due July 31, 2026	06747QBN6	Pricing Supplement dated July 29, 2020: http://www.sec.gov/Archives/edgar/data/312070/000110465920088329/a20-26032_22424b2.htm
Floored Fixed-To-Floating Rate Notes Linked to 3-Month USD LIBOR due April 30, 2025	06747PPJ2	Pricing Supplement dated April 28, 2020: http://www.sec.gov/Archives/edgar/data/312070/000110465920053200/a20-17976_21424b2.htm
Callable Capped Fixed-To-Floating Rate Notes Linked to 3-Month USD LIBOR due February 28, 2025	06747PA41	Pricing Supplement dated February 26, 2020: http://www.sec.gov/Archives/edgar/data/312070/000110465920026162/a20-11168_29424b2.htm

Investing in the Notes involves a number of risks. See “Risk Factors” in the applicable prospectus supplement, “Selected Risk Factors” in the applicable Pricing Supplement and “Additional Risk Factors” beginning on page 2 of this supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this supplement or any Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Additional Documents Related to the Notes

You should read this supplement and the applicable Pricing Supplement in Table 1 together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which the Notes in Table 1 are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated July 18, 2016: http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

▪	Prospectus Supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

You should read this supplement and the applicable Pricing Supplement in Table 2 together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 and prospectus addendum dated May 11, 2020 (if applicable) relating to our Global Medium-Term Notes, Series A, of which the Notes in Table 2 are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

▪	Prospectus Supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus Addendum dated May 11, 2020:

http://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

Our SEC file number is 1-10257. As used in this supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Additional Risk Factors

An investment in the Notes involves significant risks. Additional risks that apply to an investment in the Notes are summarized below, but we urge you to read the explanation of risks relating to the Notes generally in the “Risk Factors” section of the applicable prospectus supplement and the “Selected Risk Factors” section in the applicable Pricing Supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Term SOFR Reference Rate

•	The Term SOFR Reference Rate will be affected by a number of factors and may be volatile — Many factors may affect the Term SOFR Reference Rate including, but not limited to:

o	supply and demand for overnight U.S. Treasury repurchase agreements;

o	volume of executed transactions and executable bids and offers in SOFR futures traded on the CME Designated Contract Market;

o	sentiment regarding underlying strength in the U.S. and global economies;

o	expectations regarding the level of price inflation;

o	sentiment regarding credit quality in the U.S. and global credit markets;

o	central bank policy regarding interest rates;

o	inflation and expectations concerning inflation;

o	performance of capital markets; and

o	any statements from public government officials regarding the cessation of the Term SOFR Reference Rate.

These and other factors may have a negative impact on the payments on the Notes (if any) of any Series and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the Term SOFR Reference Rate, and volatility of the Term SOFR Reference Rate may adversely affect your return on the Notes of such Series.

•	Any failure of the Term SOFR Reference Rate to maintain market acceptance could adversely affect the Notes of each Series — After June 30, 2023, the interest rate on the Notes will be based on the Term SOFR Reference Rate, which is a forward-looking term rate for a tenor of three months that will be based on SOFR, as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof). In July 2021, the ARRC formally recommended the use of the CME Group’s computation of forward-looking SOFR term rates (“CME Term SOFR Rates”), which are based on market expectations implied from transactions in the derivatives markets. However, the ARRC has since issued guidance recommending that any use of CME Term SOFR Rates in the derivatives market be limited to end-user facing derivatives intended to hedge cash products that reference that CME Term SOFR Rate.

Because the ARRC has recommended against the widespread use of the CME Term SOFR Rates (including the use of the CME Term SOFR Rates in newly issued debt securities), an established trading market may never develop or may not be very liquid. Investors in the Notes of any Series may not be able to sell Notes at all or may not be able to sell the Notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk. In addition, any potential inconsistencies between the adoption of the Term SOFR Reference Rate across the derivatives and loan markets resulting from the ARRC’s guidance may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the Notes of any Series.

•	The Term SOFR Reference Rate has a limited history and future performance cannot be predicted based on historical performance — The publication of the Term SOFR Reference Rate began in April 2021, and, therefore, it has a limited history. The future performance of the Term SOFR Reference Rate cannot be predicted based on the limited historical performance. The level of the Term SOFR Reference Rate during the term of the Notes of any Series may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to the Term SOFR Reference Rate, such as correlations, may change in the future. While the CME Group Benchmark Administration Limited, as administrator of the Term SOFR Reference Rate, has released some pre-publication historical data for the Term SOFR Reference Rate, production of such historical indicative data inherently involves assumptions, estimates and approximations. No future performance of the Term SOFR Reference Rate may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of the Term SOFR Reference Rate. Changes in the levels of the Term SOFR Reference Rate and, therefore, the return on the Notes of that Series and the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the Term SOFR Reference Rate will be positive.

•	The administrator of the Term SOFR Reference Rate may make changes that could adversely affect the level of the Term SOFR Reference Rate or discontinue the Term SOFR Reference Rate and has no obligation to consider your interest in doing so — The CME Group Benchmark Administration Limited (or a successor), as administrator of the Term SOFR Reference Rate, may make methodological or other changes that could change the value of the Term SOFR Reference Rate, including changes related to the methods by which the Term SOFR Reference Rate is calculated, eligibility criteria applicable to the transactions used to calculate Term SOFR, or the averages or periods used to report the Term SOFR Reference Rate. If the manner in which the Term SOFR Reference Rate is calculated is changed, that change may result in a reduction of the amount of interest payable on the Notes of each affected Series, which may adversely affect the trading prices and marketability of those Notes. The administrator of the Term SOFR Reference Rate may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of the Term SOFR Reference Rate in its sole discretion and without notice and has no obligation to consider the interests of holders of the Notes of any Series in calculating, withdrawing, modifying, amending, suspending or discontinuing the Term SOFR Reference Rate.

•	There is no guarantee that the Term SOFR Reference Rate will be a comparable substitute, successor or replacement for LIBOR — The composition and characteristics of the Term SOFR Reference Rate are not the same as those of LIBOR. The Term SOFR Reference Rate is a forward rate for a specified term on overnight Treasury repo financing that represents overnight secured funding transactions, while LIBOR is an unsecured rate that represents interbank funding for a specified term. As a result, there can be no assurance that the Term SOFR Reference Rate will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. There is no guarantee that the Term SOFR Reference Rate is a comparable substitute, successor or replacement for LIBOR.